Exhibit 99.1

58.com Reports Second Quarter 2015 Unaudited Financial Results

BEIJING, August 19, 2015 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today reported its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

•	Total revenues were US$159.5 million, a 147.1% increase from the same quarter last year; exceeding guidance of US$145.0 to US$150.0 million.

•	Gross margin was 93.7%, compared with 94.7% during the same quarter of 2014.

•	Net loss attributable to 58.com Inc. was US$26.9 million, compared with net income attributable to 58.com Inc. of US$11.2 million in the same quarter of 2014.

•	Non-GAAP net loss attributable to 58.com Inc.[1] was US$21.4 million, compared with non-GAAP net income attributable to 58.com Inc. of US$12.4 million in the same quarter of 2014.

•	Basic and diluted losses per ADS attributable to ordinary shareholders were US$0.24. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS[2] attributable to ordinary shareholders were US$0.19.

First Half 2015 Financial Highlights

•	Total revenues were US$246.6 million, a 118.6% increase from the same period last year;

•	Gross margin was 93.5%, compared with 94.8% during the same period of last year.

•	Net loss attributable to 58.com Inc. was US$79.3 million, compared with net income attributable to 58.com Inc. of US$13.5 million in the same period of last year.

•	Non-GAAP net loss attributable to 58.com Inc. was US$69.2 million, compared with non-GAAP net income attributable to 58.com Inc. of US$15.8 million in the same period of last year.

•	Basic and diluted losses per ADS attributable to ordinary shareholders were US$0.79. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders were US$0.69.

1 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions and adjustment for GAAP to non-GAAP reconciliation for the income/(loss) attributable to noncontrolling interests. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 Non-GAAP basic and diluted earnings/(losses) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

Management Comments

"We are pleased to report our second quarter results, which came in ahead of our expectations," commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com.  "Over the past half year, we have made a number of assertive moves as we execute on our mission of becoming the leading local services platform for consumers in China. Our efforts continue to pay-off, and the acceleration of our top-line performance speaks to both the value that consumers are seeing in our multi-brand platform across all major verticals, and the progress we have been making in integrating the different businesses that we have been acquiring. Our large and rapidly growing customer base still only accounts for a small fraction of the tens of millions of small and medium-sized local businesses in China, so we expect the impact of the Chinese macro economy on our business to be minor. Looking forward, we will strive to realize the synergies between 58 and Ganji and continue to invest heavily in innovation as we look to explore new business models and expand the ecosystem around local services in China.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “ Our total revenues exceeded the high end of our guidance again this quarter and our operating indicators are also setting new records. The outperformance was mainly due to strong organic growth, along with the investments we made in Anjuke, Ganji, and several other businesses over the past few quarters. We are optimistic that profitability for our core classified business will recover as we continue to make progress integrating our new acquisitions. However, we are prioritizing market share expansion in some new mobile-based, close loop, local services models such as 58 Home and used auto C2C.”

Second Quarter 2015 Financial Results

Revenues

Total revenues were US$159.5 million, representing an increase of 147.1% from US$64.6 million in the same quarter of 2014.

Membership revenues were US$65.5 million, an increase of 86.6% from US$35.1 million in the same quarter of 2014. The increase was primarily driven by the increase in the number of paying merchant members. The number of paying merchant members during the second quarter of 2015 was approximately 784,000, an increase of 53.7% from 510,000 in the same quarter of 2014. Paying merchant members refer to the merchants who have purchased the Company’s subscription based membership services and whose membership subscriptions are active at any point during a given period.

Online marketing services revenues were US$89.2 million, an increase of 204.3% from US$29.3 million in the same quarter of 2014. The increase in online marketing services revenues was primarily attributable to an increase in user traffic and the effectiveness of the Company’s online marketing services, particularly with respect to growth in the Company’s bidding services.

Cost of Revenues

Cost of revenues was US$10.1 million, an increase of 197.3% from US$3.4 million during the same quarter of 2014. The year-over-year increase in cost of revenues was primarily driven by the increase in costs associated with e-commerce services and Short Message Service (“SMS”) costs.

Gross Profit and Gross Margin

Gross profit was US$149.4 million, an increase of 144.3% from US$61.2 million during the same quarter of 2014.

Gross margin was 93.7%, compared with 94.7% during the same quarter of 2014.

Operating Expenses

Operating expenses were US$185.3 million, representing an increase of 243.7% from US$53.9 million in the same quarter of 2014.

Sales and marketing expenses in the second quarter of 2015 were US$135.1 million, an increase of 234.9% from US$40.3 million during the same quarter in 2014. Within sales and marketing expenses, advertising expenses accounted for US$46.3 million and US$16.5 million during the second quarter of 2015 and 2014, respectively. The increase in advertising expenses was primarily due to expenses associated with the marketing of the Company’s mobile platforms and 58 Home services as well as the acquisition of PC traffic. Other sales and marketing expenses increased 271.8% from the same period last year to US$88.8 million. The increase in other sales and marketing expenses was primarily driven by promotion related to 58 Home business, increased salaries, benefits and commissions as a result of higher compensation levels and increased headcount of sales and marketing personnel.

Research and development expenses during the second quarter of 2015 were US$24.8 million, an increase of 160.5% year-over-year from US$9.5 million in the same quarter of 2014. The increase was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the second quarter of 2015 were US$25.4 million, a substantial increase from US$4.1 million in the same quarter of 2014. The increase was primarily due to a financial consultancy fee of approximately US$14.9 million associated with the acquisition of the strategic stake in Falcon View Technology Ltd. (“Ganji”) in April 2015.

Income/(loss) from Operations

Loss from operations was US$35.8 million in the second quarter of 2015 compared with income from operations of US$7.3 million in the same quarter of 2014. Operating margin, defined as income/(loss) from operations divided by net revenue, was negative 22.5% in the second quarter of 2015, compared with positive 11.3% in the same quarter of 2014.

Non-GAAP loss from operations3 was US$30.3 million in the second quarter of 2015 compared with non-GAAP income from operations of US$8.5 million in the same quarter of 2014. Non-GAAP operating margin was negative 19.0% in the second quarter of 2015 compared with non-GAAP operating margin of 13.2% in the same quarter of 2014.

Other Income/(expenses)

Other expenses in the second quarter of 2015 were US$1.1 million, compared with other income of US$5.6 million in the same quarter of 2014. Other expenses in the second quarter of 2015 were mainly composed of an investment loss of US$7.8 million associated with equity method investment in Ganji, partially offset by short-term investment income of US$2.5 million and US$2.6 million of subsidy income. Investment loss from Ganji was calculated based on the Company’s common shareholding of 31.6% in Ganji and net loss attributable to Ganji’s ordinary shareholders in the second quarter of 2015 after completion of the investment on April 20, 2015.

Income Tax Benefits/(expenses)

Income tax benefits in the second quarter of 2015 were US$6.6 million, compared with income tax expenses of US$1.7 million in the same quarter of 2014. The income tax benefits were mainly due to the reversal of US$6.2 million in income tax expenses accrued in 2014 by a wholly owned subsidiary of the Company. The wholly owned subsidiary was recognized as a software enterprise in 2014 and was granted a two-year EIT exemption followed by a three year 50% EIT reduction on its taxable income with retroactive effect from January 1, 2014 by the local tax authority in April 2015.

Net Income/(loss) attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$26.9 million in the second quarter of 2015, compared with a net income attributable to 58.com Inc. of US$11.2 million in the same quarter of 2014. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by net revenue, was negative 16.9% in the second quarter of 2015, compared with positive 17.3% in the same quarter of 2014.

Non-GAAP net loss attributable to 58.com Inc. was US$21.4 million in the second quarter of 2015, compared with non-GAAP net income of US$12.4 million in the same quarter of 2014. Non-GAAP net margin was negative 13.4% in the second quarter of 2015, compared with non-GAAP net margin of positive 19.2% in the same quarter of 2014.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in the second quarter of 2015 were US$0.24 compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.14 and US$0.13, respectively, during the same quarter of 2014.

3 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders in the second quarter of 2015 were US$0.19 compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.15 during the same quarter of 2014.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of June 30, 2015, the Company had cash and cash equivalents, term deposits and short-term investments of US$455.7 million.

Cash Flow

Net cash provided by operating activities was US$7.9 million in the second quarter of 2015, compared with net cash provided by operating activities of US$22.2 million in the same quarter of 2014.

First Half 2015 Financial Results

Revenues

Total revenues were US$246.6 million in the first half of 2015, representing an increase of 118.6% from US$112.8 million in the same period of 2014.

Membership revenues were US$107.6 million in the first half of 2015, an increase of 71.8% from US$62.6 million in the same period of 2014. The increase was primarily driven by the increase in the number of paying merchant members. The average quarterly paying merchant members during the first half of 2015 was approximately 726,000, an increase of 52.5% from 476,000 in the same period of 2014. Paying merchant members refer to the merchants who have purchased the Company’s subscription based membership services and whose membership subscriptions are active at any point during a given period.

Online marketing services revenues were US$133.5 million in the first half of 2015, an increase of 167.9% from US$49.8 million in the same period of 2014. The increase in online marketing services revenues was primarily attributable to an increase in user traffic and effectiveness of the Company’s online marketing services, particularly growth in the Company’s bidding services.

Cost of Revenues

Cost of revenues was US$16.1 million in the first half of 2015, an increase of 175.5% from US$5.8 million during the same period of 2014. The year-over-year increase in cost of revenues was primarily driven by the increase in SMS costs, bandwidth fees, costs associated with e-commerce services and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$230.5 million in the first half of 2015, an increase of 115.5% from US$107.0 million during the same period of 2014.

Gross margin was 93.5% in the first half of 2015, compared with 94.8% during the same period of 2014.

Operating Expenses

Operating expenses were US$324.2 million, representing an increase of 230.8% from US$98.0 million in the same period of 2014.

Sales and marketing expenses in the first half of 2015 were US$249.2 million, an increase of 244.2% from US$72.4 million during the same period in 2014. Within sales and marketing expenses, advertising expenses accounted for US$108.2 million and US$29.1 million during the first half of 2015 and 2014, respectively. The increase in advertising expenses was primarily due to expenses associated with the marketing of the Company’s mobile platforms and 58 Home services as well as the acquisition of PC traffic. Other sales and marketing expenses increased 225.3% from the same period last year to US$141.0 million. The increase in other sales and marketing expenses was primarily driven by increased salaries, benefits and commissions as a result of higher compensation levels and increased headcount of sales and marketing personnel and promotion fee related to 58 Home business.

Research and development expenses during the first half of 2015 were US$41.0 million, an increase of 137.7% year-over-year from US$17.3 million in the first half of 2014. The increase was primarily due to increased costs (including salaries, benefits and share-based compensation) associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the first half of 2015 were US$34.0 million, a substantial increase from US$8.3 million in the first half of 2014. The increase was primarily due to a financial consultancy fee of approximately US$14.9 million associated with the acquisition of the strategic stake in Ganji, share-based compensation expenses and increased payroll expenses.

Income/(loss) from Operations

Loss from operations was US$93.7 million in the first half of 2015 compared with income from operations of US$9.0 million in the same period of 2014. Operating margin, defined as income/(loss) from operations divided by net revenue, was negative 38.0% in the first half of 2015, compared with positive 7.9% in the same period of 2014.

Non-GAAP loss from operations was US$83.4 million in the first half of 2015 compared with non-GAAP income from operations of US$11.3 million in the first half of 2014. Non-GAAP operating margin was negative 33.8% in the first half of 2015 compared with non-GAAP operating margin of 9.9% in the same period of 2014.

Other Income

Other income in the first half of 2015 was US$3.4 million, compared with US$6.5 million in the first half of 2014. Other income in the first half of 2015 was mainly composed of short-term investment income of US$5.3 million, US$2.7 million of subsidy income and US$2.1 million of interest income, partially offset by an investment loss of US$7.8 million associated with equity method investment in Ganji,. Investment loss from Ganji was calculated based on the Company’s common shareholding of 31.6% in Ganji and net loss attributable to Ganji’s ordinary shareholders in the first half of 2015 after completion of the investment on April 20, 2015.

Income Tax Benefits/(expenses)

Income tax benefits in the first half of 2015 were US$6.6 million, compared with income tax expenses of US$2.0 million in the same period of 2014. The income tax benefits were mainly due to the reversal of US$6.2 million in income tax expenses accrued in 2014 by a wholly owned subsidiary of the Company. The wholly owned subsidiary was recognized as a software enterprise in 2014 and was granted a two-year EIT exemption followed by a three year 50% EIT reduction on its taxable income with retroactive effect from January 1, 2014 by the local tax authority in April 2015.

Net Income/(loss) attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$79.3 million in the first half of 2015, compared with a net income attributable to 58.com Inc. of US$13.5 million in the same period of 2014. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by net revenue, was negative 32.1% in the first half of 2015, compared with positive 12.0% in the same period of 2014.

Non-GAAP net loss attributable to 58.com Inc. was US$69.2 million in the first half of 2015, compared with non-GAAP net income of US$15.8 million in the same period of 2014. Non-GAAP net margin was negative 28.0% in the first half of 2015, compared with non-GAAP net margin of positive 14.0% in the same period of 2014.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in the first half of 2015 were US$0.79 compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.17 and US$0.16, respectively, during the same period of 2014.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders in the first half of 2015 were US$0.69 compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.20 and US$0.19, respectively, during the same period of 2014.

Cash Flow

Net cash provided by operating activities was US$6.1 million in the first half of 2015, compared with net cash provided by operating activities of US$40.2 million in the same period of 2014.

Equity Investment

In April 2015, the Company acquired a strategic stake in Ganji, the holding company of the PRC entities operating Ganji.com, a major online local services marketplace platform in China for a combination of share consideration and cash, including approximately 34 million newly issued ordinary shares of the Company and US$412.2 million in cash. The investment was accounted for as equity method investment.

The condensed and consolidated statements of comprehensive income/(loss) for the three-month and six-month periods ended June 30, 2015, respectively, reflected a preliminary allocation of purchase price for our investment in the strategic stake in Ganji. The finalization of our purchase price allocation may result in changes, which could be material, in the valuation of assets and liabilities acquired, particularly with respect to intangible assets, which will further affect the carrying value of long-term investment in Ganji and the associated investment loss recognized. We will finalize the purchase price allocation within 2015.

Shares Outstanding

As of June 30, 2015, the Company had a total of 231,621,479 ordinary shares (including 178,157,376 Class A and 53,464,103 Class B ordinary shares) issued and outstanding.

In early August 2015, the Company, as a limited partner, contributed an aggregate of approximately 46.5 million newly issued ordinary shares and approximately US$272.4 million in cash to several private equity funds that are focused on investing in businesses across China. After this transaction, the Company has a total of 278,147,727 ordinary shares (including 210,468,971 Class A and 67,678,756 Class B ordinary shares) issued and outstanding.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2015 are expected to be between US$195.0 million and US$200.0 million, representing a year-over-year increase of 171% to 178%. This includes Ganji’s revenues beginning August 6, 2015 through September 30, 2015. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(losses) per share and per ADS by excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions and adjustment for GAAP to non-GAAP reconciliation for the income/(loss) attributable to noncontrolling interests from income/(loss) from operations and net income/(loss) attributable to the Company’s shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and adjustment for GAAP to non-GAAP reconciliation for the income/(loss) attributable to noncontrolling interests have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and adjustment for GAAP to non-GAAP reconciliation for the income/(loss) attributable to noncontrolling interests in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Thursday, August 20, 2015 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272

U.S. Toll Free:	+1-888-346-8982

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Daylight Time, August 27, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10071077

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2014	June 30, 2015

ASSETS
Current assets:
Cash and cash equivalents	111,376	189,819
Restricted cash	1,314	5,036
Term deposits	281,513	98,697
Short-term investments	216,146	167,179
Accounts receivable, net	6,282	33,495
Prepayments and other current assets	24,131	50,476
Total current assets	640,762	544,702
Non-current assets:
Property and equipment, net	17,899	26,610
Intangible assets, net	460	47,018
Goodwill	—	246,808
Long-term investments	23,784	1,390,160
Long-term prepayments and other non-current assets	21,027	77,488
Total non-current assets	63,170	1,788,084
Total assets	703,932	2,332,786
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	16,029	34,999
Deferred revenues	95,336	128,913
Customer advances and deposits	35,983	86,327
Taxes payable	7,392	6,422
Salary and welfare payable	28,804	36,401
Accrued expenses and other current liabilities	13,071	183,767
Total current liabilities	196,615	476,829
Non-current liabilities:
Deferred tax liabilities	—	9,930
Other non-current liabilities	—	3,932
Total non-current liabilities	—	13,862
Total liabilities	196,615	490,691
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 101,574,732 Class A and 74,800,479 Class B shares issued and outstanding as of December 31, 2014 and 178,157,376 Class A and 53,464,103 Class B shares issued and outstanding as of June 30, 2015, respectively)	2	2
Additional paid-in capital	624,381	2,039,164
Accumulated deficit	(115,775)	(195,035)
Accumulated other comprehensive income/(loss)	(1,291)	1,662
Total shareholders’ equity	507,317	1,845,793
Noncontrolling interests	—	(3,698)
Total equity	507,317	1,842,095
Total liabilities and equity	703,932	2,332,786

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	Jun 30, 2014	March 31, 2015	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015

Revenues:
Membership	35,092	42,109	65,491	62,640	107,600
Online marketing services	29,322	44,312	89,233	49,841	133,545
E-commerce services	—	269	4,653	—	4,922
Other services	145	391	154	318	545
Total revenues	64,559	87,081	159,531	112,799	246,612
Cost of revenues(1)	3,392	5,985	10,084	5,832	16,069
Gross profit	61,167	81,096	149,447	106,967	230,543
Operating expenses(1):
Sales and marketing expenses	40,324	114,165	135,060	72,400	249,225
Research and development expenses	9,523	16,206	24,810	17,256	41,016
General and administrative expenses	4,051	8,560	25,401	8,344	33,961
Total operating expenses	53,898	138,931	185,271	98,000	324,202
Income/(loss) from operations	7,269	(57,835)	(35,824)	8,967	(93,659)
Other income/(expenses):
Interest income	1,877	1,387	680	3,328	2,067
Investment income/(loss), net	1,436	2,768	(5,283)	2,792	(2,515)
Foreign currency exchange income/(loss), net	390	(12)	332	(3,141)	320
Others, net	1,877	348	3,161	3,565	3,509
Income/(loss) before tax	12,849	(53,344)	(36,934)	15,511	(90,278)
Income tax benefits/(expenses)	(1,670)	—	6,623	(2,016)	6,623
Net income/(loss)	11,179	(53,344)	(30,311)	13,495	(83,655)
Add: Net loss attributable to noncontrolling interests	—	978	3,417	—	4,395
Net income/(loss) attributable to 58.com Inc.	11,179	(52,366)	(26,894)	13,495	(79,260)
Net income/(loss)	11,179	(53,344)	(30,311)	13,495	(83,655)
Foreign currency translation adjustment, net of nil tax	102	(516)	421	(125)	(95)
Unrealized gain/(loss) on available-for-sale securities	—	(1,037)	4,074	—	3,037
Total comprehensive income/(loss)	11,281	(54,897)	(25,816)	13,370	(80,713)
Add: Net loss attributable to noncontrolling interests	—	978	3,417	—	4,395
Foreign currency translation adjustment, net of nil tax of noncontrolling interests	—	(2)	13	—	11
Comprehensive income/(loss) attributable to 58.com Inc.	11,281	(53,921)	(22,386)	13,370	(76,307)
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	0.07	(0.29)	(0.12)	0.08	(0.40)
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.07	(0.29)	(0.12)	0.08	(0.40)
Net income/(loss) per ADS – basic (1 ADS represents 2 Class A ordinary shares)	0.14	(0.59)	(0.24)	0.17	(0.79)
Net income/(loss) per ADS – diluted (1 ADS represents 2 Class A ordinary shares)	0.13	(0.59)	(0.24)	0.16	(0.79)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	163,845,229	178,106,936	220,896,728	161,374,686	199,620,036
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	170,328,272	178,106,936	220,896,728	167,847,603	199,620,036

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	6	23	21	11	44
Sales and marketing expenses	177	793	1,101	333	1,894
Research and development expenses	495	1,016	1,497	867	2,513
General and administrative expenses	580	2,385	1,276	1,078	3,661

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	Jun 30, 2014	Jun 30, 2015

GAAP income/(loss) from operations	7,269	(57,835)	(35,824)	8,967	(93,659)
Share-based compensation expenses	1,258	4,217	3,895	2,289	8,112
Amortization of intangible assets resulting from business acquisitions	—	500	1,656	—	2,156
Non-GAAP income/(loss) from operations	8,527	(53,118)	(30,273)	11,256	(83,391)

GAAP net income/(loss) attributable to 58.com Inc.	11,179	(52,366)	(26,894)	13,495	(79,260)
Share-based compensation expenses	1,258	4,217	3,895	2,289	8,112
Amortization of intangible assets resulting from business acquisitions	—	500	1,656	—	2,156
GAAP to Non-GAAP reconciliation for loss attributable to noncontrolling interests	—	(167)	(53)	—	(220)
Non-GAAP net income/(loss) attributable to 58.com Inc.	12,437	(47,816)	(21,396)	15,784	(69,212)

GAAP operating margin	11.3%	(66.4)%	(22.5)%	7.9%	(38.0)%
Share-based compensation expenses	1.9%	4.8%	2.5%	2.0%	3.3%
Amortization of intangible assets resulting from business acquisitions	—	0.6%	1.0%	—	0.9%
Non-GAAP operating margin	13.2%	(61.0)%	(19.0)%	9.9%	(33.8)%

GAAP net margin	17.3%	(60.1)%	(16.9)%	12.0%	(32.1)%
Share-based compensation expenses	1.9%	4.8%	2.5%	2.0%	3.3%
Amortization of intangible assets resulting from business acquisitions	—	0.6%	1.0%	—	0.9%
GAAP to Non-GAAP reconciliation for loss attributable to noncontrolling interests	—	(0.2)%	0.0%	—	(0.1)%
Non-GAAP net margin	19.2%	(54.9)%	(13.4)%	14.0%	(28.0)%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	163,845,229	178,106,936	220,896,728	161,374,686	199,620,036
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	170,328,272	178,106,936	220,896,728	167,847,603	199,620,036

Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	81,922,615	89,053,468	110,448,364	80,687,343	99,810,018
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	85,164,136	89,053,468	110,448,364	83,923,802	99,810,018

Non-GAAP net income/(loss) per ordinary share - basic	0.08	(0.27)	(0.10)	0.10	(0.35)
Non-GAAP net income/(loss) per ordinary share - diluted	0.07	(0.27)	(0.10)	0.09	(0.35)

Non-GAAP net income/(loss) per ADS - basic	0.15	(0.54)	(0.19)	0.20	(0.69)
Non-GAAP net income/(loss) per ADS - diluted	0.15	(0.54)	(0.19)	0.19	(0.69)

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